53 South Avenue
Burlington, Massachusetts 01803

January 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Heather Clark and Claire Erlanger

Re:     Keurig Dr Pepper Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
File No. 001-33829

Dear Ms. Clark and Ms. Erlanger:

This letter sets forth the responses of Keurig Dr Pepper Inc. (“KDP” or the “Company”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 14, 2023 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below the comment.

References in the “Response:” sections below to “we”, “our”, or “us” refer to Keurig Dr Pepper Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 42

1.We note your response to prior comment three. Considering the costs in the response appear to be startup costs of new manufacturing lines and appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment. We believe the following facts and insights support our position that the adjustments for our productivity expenses represent appropriate adjustments to our non-GAAP measures, because the adjustments (1) relate to expenses that are unusual and non-recurring in nature and do not constitute normal, recurring cash operating expenses necessary to operate our business and (2) in accordance with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, are not misleading or inconsistent.

As noted in our response dated November 30, 2023, our productivity adjustment consists of discrete, non-recurring strategic projects that are transformative in nature and that are expected to generate significant cost savings (productivity) over time. These projects are both expected to occur over a multi-year time period and are outside of the Company’s ordinary business expenses. These productivity expenses are therefore not normal, recurring, cash operating expenses necessary to operate the Company’s business.

Each of the projects included in our productivity adjustment for the year ended December 31, 2022 is listed in the table below, together with the pre-tax cost associated for each project (in millions):

Productivity Project	December 31, 2022
Manufacturing Facilities:
Next-Generation Coffee Manufacturing Facility	$69
Next-Generation Aseptic Beverage Manufacturing Facility	45
Strategic Beverage Concentrate Manufacturing Facility	14
Strategic Initiatives	75
Other	27
Total	$230

A more detailed analysis of each project follows.

Manufacturing Facilities

While costs associated with three manufacturing facilities are included in the productivity adjustment, the Company did not consider the establishment of the manufacturing facilities in and of itself to be cause for an adjustment, and historically, the Company and its predecessors have not excluded costs associated with the establishment of its manufacturing facilities in its non-GAAP presentation. Each of these three manufacturing facilities were included in the productivity adjustment due to unique characteristics that the Company believed merited an adjustment, as discussed in detail below.

Next-Generation Coffee Manufacturing Facility

The Company believes that its adjustments relating to the Next-Generation Coffee Manufacturing Facility (the “Coffee Facility”) are appropriate. Due to a unique phased approach for the installation of the Coffee Facility’s manufacturing lines and significant delays attributable to the COVID-19 pandemic, the facility has incurred atypical and non-recurring costs associated with the underutilization of the facility.

The Coffee Facility is a productivity project that is intended to save the Company significant production costs going forward and thereby decrease our cost per K-cup pod. The manufacturing lines are next-generation lines manufactured by a third party located outside the United States. The lines utilize innovative technology never before built, installed or used by coffee manufacturers. These lines are being installed in a phased, iterative approach in coordination with the lead times required for the manufacture, transport, installation, testing and further modification required by the third-party manufacturer. This iterative approach allows the third-party manufacturer the opportunity to test and learn in order to transform our single-serve coffee manufacturing by introducing this state-of-the-art technology based on its use in other industries. The phased, iterative approach has resulted in an unusually prolonged process for bringing the Coffee Facility into fully operational status. The timeline for completion of the project was further delayed by the COVID-19 pandemic, which subjected the third-party manufacturer of the production lines to mandatory shut-downs and staffing issues.

At the onset of the project, the Company believed that the Coffee Facility expenses were unusual and non-recurring based on (1) the unique phased, iterative installation approach for the manufacturing lines, (2) the historic size of the investment for legacy Keurig Green Mountain and (3) the transformative technology never before built, installed or used by coffee manufacturers. The impact of the COVID-19 pandemic on the project further emphasized the unusual and non-recurring nature of these expenses.

The majority of the costs included in the productivity adjustment for the Coffee Facility are associated with the underutilization of the facility. Due to the phased approach for the installation of the manufacturing lines and the delays in the manufacturing, transport, assembly and installation by the Company’s third-party manufacturer, a large portion of this facility remains unused. As of December 31, 2022, 70% of the manufacturing plant space was empty.

The costs included in the productivity adjustment represent the costs for the portion of the Coffee Facility that is not yet operational, as the majority of the manufacturing lines have not yet been delivered, assembled or installed. The underutilization costs include items such as depreciation, repairs and maintenance costs, operating lease costs, property taxes and people costs. Going forward, the Company intends to reduce the amount of the adjustment based on each manufacturing line’s proportional share of total costs as each manufacturing line is installed and becomes operational. All manufacturing lines are expected to be completed by 2025.

The Company believes that the costs incurred in operationalizing the manufacturing facility, including those attributable to the underutilization of the Coffee Facility, are unusual and non-recurring. The Company has never experienced underutilization of a facility on this scale, and in this case, the underutilization resulted from a unique phased installation approach necessitated by next-generation manufacturing equipment, coupled with delays caused by the COVID-19 pandemic.

In summary, the Company believes that it incurred abnormal costs that are unlikely to recur in sustaining the Coffee Facility during the protracted period during which the facility could not be used for its intended purpose of manufacturing product at scale. Further, the underutilization costs associated with the Coffee Facility were caused by extenuating circumstances. Therefore, the Company believes that its adjustments relating to the Coffee Facility are appropriate.

Next-Generation Aseptic Beverage Manufacturing Facility

The Company views certain underabsorption and exit-related costs associated with the Next-Generation Aseptic Beverage Manufacturing Facility (the “Aseptic Facility”) as unusual and non-recurring, and therefore appropriately adjusted out in our non-GAAP presentation.

The Aseptic Facility is a productivity project intended to save the Company significant production and distribution costs and thereby decrease its overall cost per case. The Aseptic Facility uses next-generation aseptic lines and robotic capabilities. The technology associated with the next-generation aseptic lines was new to KDP and not used within our current operations.

The aseptic manufacturing lines were fully installed in 2022; however, after installation, the lines failed to operate at the levels specified by the third-party manufacturer, which required the manufacturer to remedy underlying issues with the manufacturing lines. During the time period that the manufacturer worked to remedy the underlying issues with the manufacturing lines, the Company faced significant and abnormal underabsorption costs, as these lines were not yet fully operational.

The Company believes that the costs associated with the underutilization of the Aseptic Facility are unusual and non-recurring due to (1) the complexity of the project, (2) the issues with the equipment resulting in its failure to perform at the levels specified by the manufacturer and (3) the size and scale of the underabsorption costs.

In connection with the establishment of the Aseptic Facility, the Company also closed a nearby outdated manufacturing facility. Exit costs associated with the shutdown of the outdated manufacturing facility were added back due to the their unusual and non-recurring nature.

The Aseptic Facility became fully operational as of the end of 2023, and the productivity adjustment associated with the Aseptic Facility has ended.

Strategic Beverage Concentrate Manufacturing Facility

The Company believes that certain underabsorption, consulting and IT costs associated with the Strategic Beverage Concentrate Manufacturing Facility (the “Concentrate Facility”) are unusual and non-recurring, and therefore appropriately adjusted out in our non-GAAP presentation.

The Concentrate Facility is a productivity project involving the establishment of KDP’s second concentrate manufacturing facility in a location that enables cash flow savings to the Company. The Concentrate Facility is intended to create redundancy for the Company’s single existing concentrate manufacturing facility located in St. Louis, Missouri, which was historically the sole manufacturing facility of the concentrates that are used to make our beverages. Since the Concentrate Facility is located in an international jurisdiction where the Company previously had no operations, the Company engaged third-party consultants to advise on the establishment of the facility, taking into consideration relevant regulations and local government regulations in particular. The Company also incurred IT costs in setting up the Concentrate Facility within our IT environment. The Company believes that the external consulting and IT costs are unusual and non-recurring due to the establishment of the facility in a new jurisdiction where the Company previously had no operations and the transformative impact of the establishment of the Concentrate Facility on our supply chain.

During 2022, the Concentrate Facility manufacturing lines were in the middle of installation and testing. During installation and testing, the lines failed to operate at the levels specified by the third-party manufacturer. During the time period that the Company worked to remedy the underlying issues with the manufacturing lines, the Company faced significant and abnormal underabsorption costs, as these lines were not yet fully operational. The Company believes these underabsorption costs are unusual and non-recurring due to their size, project complexity and transformation of our supply chain.

The Concentrate Facility became fully operational as of the end of 2023, and the productivity adjustment associated with the Concentrate Facility has ended.

Strategic Initiatives and Other Items

The Company continues to believe that the portions of the productivity adjustment relating to Strategic Initiatives and other smaller initiatives are appropriate to include in future filings, as these costs are unrelated to startup of new manufacturing lines, which was the subject of the Comment Letter.

* * * * *
If you should have any questions or comments, please contact the undersigned at (781) 418-7626 or by e-mail at Sudhanshu.Priyadarshi@kdrp.com or Anthony Shoemaker at (972) 673-7532 or by e-mail at Anthony.Shoemaker@kdrp.com.

Keurig Dr Pepper Inc.
/s/ Sudhanshu Priyadarshi

Sudhanshu Priyadarshi
Chief Financial Officer

cc:    Mr. Anthony Shoemaker, Chief Legal Officer, General Counsel and Secretary

Michael J. Zeidel
Skadden, Arps, Slate, Meagher & Flom LLP